Exhibit 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Years Ended December 31,
(Unaudited)	2014	2013	2012	2011	2010	2009
		(Thousands of dollars)

Fixed Charges, as defined
Interest on long-term debt	$186,599	$374,520	$326,206	$305,523	$287,910	$292,768
Other interest	1,210	10,397	12,045	8,374	4,594	20,411
Amortization of debt discount, premium and expense	3,337	7,064	5,830	7,070	4,623	4,597
Interest on lease agreements	747	1,494	539	1,515	19,289	20,221

Total Fixed Charges	191,893	393,475	344,620	322,482	316,416	337,997

Earnings before income taxes and undistributed income of equity method investees	392,979	709,825	823,710	793,594	430,667	455,609

Earnings available for fixed charges	$584,872	$1,103,300	$1,168,330	$1,116,076	$747,083	$793,606

Ratio of earnings to fixed charges	3.05x	2.80x	3.39x	3.46x	2.36x	2.35x